Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2002

Ducati Motor Holding S.p.A.
(Translation of registrant's name into English)

Via Cavalieri Ducati, 3          Bologna 40132          ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Signatures
DUCATI MOTOR HOLDING ANNOUNCES RESULTS FOR FIRST NINE MONTHS OF 2002
Net Sales and Shipment Data
Consolidated Statements of Operations Data

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ducati Motor Holding S.p.A.
(Registrant)

Date 18 November 2002	By: Andrea Lydzinski
(Signature)*

Andrea Lydzinski
Investor Relations and Corporate Communications
Ducati Motor Holding S.p.A.

DUCATI MOTOR HOLDING ANNOUNCES RESULTS FOR FIRST NINE MONTHS OF 2002

- Gives guidance for Full Year 2002 -

- New 999 Superbike voted 2002 Motorcycle of the Year -

     Bologna, Italy, November 15, 2002 – Ducati Motor Holding S.p.A. (NYSE: DMH and Borsa Italiana S.p.A: DMH), a leading manufacturer of high performance motorcycles, today announced results for the nine month period ended September 30, 2002.

     As previously reported, the Company announced consolidated revenues for the first nine months of 2002, of Euro 298.9 million, up 5.5% from Euro 283.4 million during the same period in the previous year. Revenues from Ducati motorcycles for the period increased 2.4% to Euro 242.1 million and represented 81.0% of revenues. Motorcycle-related products reached Euro 55.8 million, up 20.2% over the same period last year.

     For the first nine months of 2002, gross margin was 40.8% versus 41.1% in the previous year, mainly due to a positive product mix effect from related products and production efficiencies which were more than offset by a negative country mix and foreign exchange effects.

     EBITDA (earnings before interest, tax, depreciation and amortization) for the first nine months of 2002 was Euro 38.8 million and represented 13.0% of sales, down from Euro 48.6 million, or 17.2% of revenues, in the comparable period last year. This is mostly due to costs related to investments for the development of the Ducati Desmosedici GP motorcycle, the restructuring of Ducati’s US distribution network, promotional activities such as the biennial World Ducati Week and the negative impact of foreign exchange rates.

     Net earnings for the first nine months were Euro 2.0 million compared to Euro 9.0 million in the prior year period. This is mainly due to factors mentioned above, along with increased depreciation, amortization and foreign exchange losses.

     “The nine month period has been characterised by the combination of a slower-than-expected recovery of our US operations, an adverse foreign exchange rate effect and a notable contraction of the Ducati Relevant Market – after a decade of steady growth – exacerbated by a generally weak macroeconomic environment,” said Enrico D’Onofrio, Ducati Chief Financial Officer. “We therefore think it prudent to reduce our expectations for the 2002 full year to revenue growth between 2 and 3%, with an EBITDA margin around 14%.

     “We are confident that our new targets are reasonable and will be met by the Company,” said Carlo Di Biagio, Ducati Chief Executive Officer. “Our visibility for the last quarter of 2002 is clear. In the US, we have seen rising registrations which are driving a de-stocking of the dealer network, in line with our strategy. Worldwide, we currently have sufficient orders in hand to meet our new estimates for the full year, particularly driven by great demand for the 999. As a consequence the improved product mix will help to counterbalance negative foreign exchange rate effects.

     “Despite the challenging selling environment in 2002, we are continuing to invest in innovative products and brand-building activities to lay the ground for strong and sustained future growth,” added Carlo Di Biagio. “I am pleased to report that on November 7th, Ducati swept the board at the UK-based Motorcycle News awards in Birmingham, winning three major prizes, including Manufacturer of the Year for the company deemed to have the best relationship with its customers. Our new 999 Testastretta Superbike was chosen as Overall Machine of the Year across all categories. And just yesterday, the 999 was voted overall winner of the 2002 Motorcycle Design Trophy by the members of the prestigious Motorcycle Design Association. We could not ask for greater recognition. The 999 has been the result of a huge amount of effort and determination from the whole company – congratulations to everyone involved.”

     Ducati’s net debt at September 30, 2002 was €Euro 100.4 million in line with €Euro 101.6 million at September 30, 2001, improving versus the indebtedness of €Euro 113.9 million at June 30, 2002, mainly thanks to a reduction in working capital. The company’s net debt to total capitalization ratio was 39.0% at September 30, 2002 versus 40.0% at September 30, 2001, and 41.1% at June 30, 2002.

     These results have been approved by the Ducati Board of Directors, pending limited review by Company auditors.

     A conference call with management will take place today at 16:00 Italian time, 15:00 GMT or 10:00 EST. To access the call, please go to www.ducati.com, and click on Ducati Investor Relations in the Ducati News section. All historic Company data are available at the Ducati Investor Relations page.

     Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. Ducati has won eleven of the last thirteen World Superbike Championship titles and more individual victories than the competition put together. The Company produces motorcycles in four market segments which vary in their technical and design features and intended customers: Superbike, Supersport, Monster and SportTouring. The company’s motorcycles are sold in more than 40 countries worldwide, with a primary focus in the Western European and North American markets. For more information about the Company, please visit our web site at http://www.Ducati.com.

     This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

For further information, please contact:
Christopher Spira
Director, Investor Relations and Corporate Communications
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy

Main Tel: + 39 051 6413 111
Direct tel: + 39 051 6413 222
Direct fax: + 39 051 6413 223
E-mail: christopher.spira@ducati.com

Ducati Motor Holding
Page: 3 of 8

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Three Months Ended		Three Months Ended

	Sept, 30	Sept, 30	Sept, 30	Sept, 30
	2002	2001	2002	2001

Net Sales (Euro in thousands, US$ in thousands)
Motorcycles	€45.680	€47.133	$46.329	$47.802
Spare Parts, Accessories, Apparel	16.687	14.600	16.924	14.807
Miscellaneous Other	172	195	174	198

Total net sales	€62.539	€61.928	$63.427	$62.807

Ducati Units
Motorcycle shipments:			% Change
North America	499	657	(24,0%)
Main European market	3.633	2.828	28,5%
Japan	764	836	(8,6%)
Rest of World	883	801	10,2%

Total	5.779	5.122	12,8%
Motorcycle product mix:
Sport Segment (Superbike & Supersport)	2.110	2.122	(0,6%)
Sport Naked	3.177	2.314	37,3%
Sport Touring	492	686	(28,3%)

Total	5.779	5.122	12,8%
Unofficial Motorcycle Registrations:			% Change
North America	1.254	1.282	(2,2%)
Main European market	5.406	5.723	(5,5%)
Japan	959	1.011	(5,1%)
Rest of World	1.218	1.173	3,8%

Total	8.837	9.189	(3,8%)

Ducati Motor Holding
Page: 4 of 8

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Nine Months Ended		Nine Months Ended

	Sept, 30	Sept, 30	Sept, 30	Sept, 30
	2002	2001	2002	2001

Net Sales (Euro in thousands, US$ in thousands)
Motorcycles	€242.067	€236.388	$245.504	$239.744
Spare Parts, Accessories, Apparel	55.789	46.420	56.581	47.079
Miscellaneous Other	1.039	624	1.054	633

Total net sales	€298.895	€283.432	$303.139	$287.456

Ducati Units
Motorcycle shipments:			% Change
North America	2.825	3.637	(22,3%)
Main European market	18.616	18.502	0,6%
Japan	2.827	2.630	7,5%
Rest of World	4.769	3.670	29,9%

Total	29.037	28.439	2,1%
Motorcycle product mix:
Sport Segment (Superbike & Supersport)	11.065	10.518	5,2%
Sport Naked	15.331	15.168	1,1%
Sport Touring	2.641	2.753	(4,1%)

Total	29.037	28.439	2,1%
Unofficial Motorcycle Registrations:			% Change
North America	4.977	5.006	(0,6%)
Main European market	22.061	21.710	1,6%
Japan	3.125	2.819	10,9%
Rest of World	4.389	3.938	11,5%

Total	34.552	33.473	3,2%

Ducati Motor Holding
Page: 5 of 8

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, US$ in thousands, except per share and share amounts)

	Three Months Ended		Three Months Ended

	Sept, 30	Sept, 30	Sept, 30	Sept, 30	Percent
	2002	2001	2002	2001	Change

Net Sales	€62.539	€61.928	$63.427	$62.807	1,0%
Cost of goods sold	(36.623)	(34.228)	(37.143)	(34.714)

Gross Profit	25.916	27.700	26.284	28.093	(6,4%)
Other operating revenues	2.450	1.723	2.485	1.747
SG&A expenses	(28.296)	(24.333)	(28.698)	(24.678)
Other operating income/(expense), net	(33)	134	(33)	136
Depreciation & amortization	(8.888)	(8.084)	(9.014)	(8.199)

Operating income/(loss)	(8.851)	(2.860)	(8.976)	(2.901)	209,5%
Financing expense, net	(2.250)	(4.502)	(2.282)	(4.566)
Other non-operating income/(expense), net	(20)	57	(20)	58

Profit/(loss) before income taxes and min. interest	(11.121)	(7.305)	(11.278)	(7.409)	52,2%
Income taxes	5.125	3.191	5.199	3.236

Net profit/(loss)	€(5.996)	€(4.114)	$(6.079)	$(4.173)	45,7%
Earnings per share	€(0,04)	€(0,03)	$(0,04)	$(0,03)
Shares outstanding	158.500.963	158.500.963	158.500.963	158.500.963
					Percent
Other Financial Data					Change
Motorcycles Produced ( Units)	8.413	7.199			16,9%
Motorcycles Sold (Units)	5.779	5.122			12,8%
Unofficial Registrations (Units)	8.837	9.189			(3,8%)
EBITDA	17	5.281	17	5.356	(99,7%)
EBITDA Margin	0,0%	8,5%

Note: On Sept 30, 2002 US$1= 0,9860 Euros

Ducati Motor Holding
Page: 6 of 8

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, US$ in thousands, except per share and share amounts)

	Nine Months Ended		Nine Months Ended

	Sept, 30	Sept, 30	Sept, 30	Sept, 30	Percent
	2002	2001	2002	2001	Change

Net Sales	€298.895	€283.432	$303.139	$287.456	5,5%
Cost of goods sold	(176.810)	(166.915)	(179.320)	(169.285)

Gross Profit	122.085	116.517	123.819	118.171	4,8%
Other operating revenues	7.961	4.750	8.074	4.817
SG&A expenses	(90.040)	(72.975)	(91.318)	(74.011)
Other operating income	(1.166)	136	(1.183)	138
Depreciation & amortization	(24.533)	(22.932)	(24.882)	(23.258)

Operating income/(loss)	14.307	25.496	14.510	25.857	(43,9%)
Financing expense, net	(10.618)	(9.589)	(10.769)	(9.725)
Other non-operating income/(expense), net	(20)	186	(20)	189

Profit/(loss) before income taxes and min. interest	3.669	16.093	3.721	16.321	(77,2%)
Income taxes	(1.652)	(7.109)	(1.675)	(7.211)

Net profit/(loss)	€2.017	€8.984	$2.046	$9.110	(77,5%)
Earnings per share	€0,01	€0,06	$0,01	$0,06
Shares outstanding	158.500.963	158.500.963	158.500.963	158.500.963
					Percent
Other Financial Data					Change
Motorcycles Produced (Units)	30.923	31.781			(2,7%)
Motorcycles Sold (Units)	29.037	28.439			2,1%
Unofficial Registrations (Units)	34.552	33.473			3,2%
EBITDA	38.820	48.614	39.371	49.303	(20,1%)
EBITDA Margin	13,0%	17,2%

Note: On Sept 30, 2002 US$1= 0,9860 Euros

Ducati Motor Holding
Page: 7 of 8

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, except per share and share amounts)

	Three Months ended		Three Months ended
	September 30, 2002		September 30, 2001

	€	%	€	%

Current assets
Cash and cash equivalents	16.606		15.970
Trade receivables, net	61.135		55.444
Inventories	111.856		105.221
Other current assets	17.617		13.853

Total current assets	207.214	50,0%	190.488	48,1%

Non current assets
Property, plant and equipment — net	63.082		55.307
Intangible fixed assets, net	128.759		134.675
Equity investments	1		84
Long term assets — Credit Link	15.000		15.000
Other long-term assets	646		643

Total non current assets	207.488	50,0%	205.709	51,9%

Total assets	414.702	100,0%	396.197	100,0%

Current liabilities
Short-term bank borrowings	20.434		19.365
Current portion of long-term debt	2.822		2.491
Accounts payable — trade	83.773		71.026
Income and other taxes payables	5.042		3.773
Other current liabilities	17.609		17.369
Provisions for risks and charges — current portion	9.421		9.597

Total current liabilities	139.101	33,5%	123.621	31,2%

Long-term liabilities
Long-term debt, net of current portion	91.000		91.000
Employees’ leaving entitlement	6.686		5.474
Deferred income taxes	35		483
Other long-term liabilities	17.737		19.694
Provision for risks and charges — long term portion	3.262		3.305

Total long-term liabilities	118.720	28,6%	119.956	30,3%

Total liabilities	257.821		243.577

Total Group shareholders’ equity	156.881	37,9%	152.620	38,5%

Minority interests

Total shareholders’ equity	156.881	37,9%	152.620	38,5%

Total liabilities and shareholders’ equity	414.702	100%	396.197	100%

Memo: Net consolidated financial position	(100.387)		(101.580)

Ducati Motor Holding
Page: 8 of 8

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(US$ in thousands, except per share and share amounts)

	Three Months ended		Three Months ended
	September 30, 2002		September 30, 2001

	US$	%	US$	%

Current assets
Cash and cash equivalents	16.374		15.746
Trade receivables, net	60.279		54.668
Inventories	110.290		103.748
Other current assets	17.370		13.659

Total current assets	204.313	50,0%	187.821	48,1%

Non current assets
Property, plant and equipment — net	62.199		54.532
Intangible fixed assets, net	126.956		132.790
Equity investments	1		83
Long term assets — Credit Link	14.790		14.790
Other long-term assets	637		634

Total non current assets	204.583	50,0%	202.829	51,9%

Total assets	408.896	100,0%	390.650	100,0%

Current liabilities
Short-term bank borrowings	20.148		19.094
Current portion of long-term debt	2.782		2.456
Accounts payable — trade	82.601		70.032
Income and other taxes payables	4.971		3.720
Other current liabilities	17.362		17.126
Provisions for risks and charges — current portion	9.289		9.463

Total current liabilities	137.153	33,5%	121.891	31,2%

Long-term liabilities
Long-term debt, net of current portion	89.726		89.726
Employees’ leaving entitlement	6.592		5.397
Deferred income taxes	35		476
Other long-term liabilities	17.489		19.418
Provision for risks and charges — long term portion	3.216		3.259

Total long-term liabilities	117.058	28,6%	118.276	30,3%

Total liabilities	254.211		240.167

Total Group shareholders’ equity	154.685	37,9%	150.483	38,5%

Minority interests

Total shareholders’ equity	154.685	37,9%	150.483	38,5%

Total liabilities and shareholders’ equity	408.896	100,0%	390.650	100,0%

Memo: Net consolidated financial position	(98.981)		(100.158)